

Mail Stop 3030

November 22, 2016

Via E-mail
Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

> **Re: Exactech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed April 29, 2016**
> **File No. 000-28240**

Dear Mr. Phillips:

We have reviewed your October 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to our September 27, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Excess and Obsolete Inventories, page 39

1. We note as part of your revised disclosure in response to comment 1 that you are required to maintain substantial levels of inventory as part of your business model. Please quantify in future filings the carrying amount of inventory you have identified as slow moving.

2.   We note in response to comment 4 that your independent agents responsible for the
        consigned/loaned inventory are also responsible for confirming the number of kits in their
        possession at the time of their location's annual inventory count. Please explain to us
        how you determined your controls are sufficient for verifying the existence of the kits.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page 51

3.   We note your proposed disclosure in response to comment 16. In future filings, please
        separately describe the circumstances and accounting for LCM valuations versus your
        slow moving inventory allowances. The disclosure should address how you determine
        the amounts of each and how you treat reversals. If your accounting treatment for slow
        moving inventory is not based on a LCM model that prohibits adjustment reversals,
        please describe your methodology, its rationale, and how it complies with US GAAP. In
        this regard, please clarify that the cost basis is not reduced for the slow moving
        allowances and that subsequent-period changes are considered changes in estimate (i.e.,
        cost of sales could be increased or decreased).

4.   In response to comment 10 you set forth that you do not typically identify lower of cost
        or market write-downs because the cost of your inventory is typically well below market
        for the product group. Please clarify for us the circumstances when a specific
        determination of market value under ASC 330-10-35-4 is warranted. In addition, explain
        to us and describe your significant assumptions and methodology for determining the
        estimated sales value and costs of completion and disposal as part of your market
        determination. For example, address whether you assign an estimated sales value to slow
        moving inventory.

5.   In response to comment 9, you told us your analysis of slow moving inventory is
        completed on a worldwide basis. Please tell us the extent to which you move inventory
        for re-balancing. Tell us whether this is true on a worldwide basis or just a regional
        basis. Given your other statement that you are required to maintain at least one of each
        size of the components, tell us how that requirement is considered in your analysis since
        it would seem that you would not be able to move this minimum required inventory.

6.   In response to comment 10, you told us for most product groups commercially launched
        greater than one year, you establish an allowance for slow moving inventory based on the
        12-month rolling sales history. As such, it appears that you do not begin to record your
        slow moving allowance for a product group until you have sold the product group for one
        year. Please explain why you think it is appropriate not to recognize the cost of the slow

moving inventory for that first year. Also tell us how often you review the slow moving allowance based on the 12-month rolling sales history (i.e., quarterly or annually).

7.   In response to comment 10, you told us the amount of inventory on hand that exceeds five years of sales, based on the rolling 12-month sales history by product SKU, is identified as slow moving inventory. Since you told us that some sizes are sold only rarely, your method would seem to over-estimate sales of these slowing moving products in periods when one or a few were sold in the past twelve months and under-estimate sales when none were sold in that period. Given the nature of your operations, it is not clear why using only the past twelve months of sales is a reasonable basis to determine the amount of your allowance. While we note you told us that market acceptance and future forecasting have proven difficult to predict, your current method may not be reasonable when looking at the slow moving items that may only sell a few units over the entire life of the product group. Further, we note that you do prepare sales forecast which are used in your classification of current and non-current inventory. Please explain why management is not able to also consider these sales forecasts for each product group over the product's life for these slow moving items.

8.   In response to comment 10, you told us a key assumption in your calculation is the 15-year product group life assumption wherein you exclude 5 years of inventory from the allowance and amortize the remaining over 10 years. You told us that of the 265 currently active product lines, only 49 have been on the market for more than 15 years and on average these 49 product lines have been on the market for 19 years. We note that this is only 18%.   You also told us based on your analysis, 53 product lines became obsolete at 9.5 years. Since there is variation in the actual time product lines are on the market, please tell us whether you have more persuasive evidence that a 15 year life is appropriate.

9.   Please discuss whether you considered stratifying the population of product groups, such as using the likelihood of short, mid, and long-term obsolescence (based on factors such as product complexity, use of state-of the-art technology, recent changes in technology and alternative treatments, forecasted sales, unique regional laws and regulations, etc.), and set an amortization period for each of those strata.

10.   In response to comment 10, you provided us with a table showing the net change in your inventory allowance for 2015 and 2014. Using 2014 as an example, we note that the net allowance change was $(81,000). We further note that in Schedule II on page 75, the $(81,000) is only shown as a deduction in your inventory allowance for 2014 and there is no charge to costs in that year. In response to comment 1, you told us that inventory allowance charges for the years ended December 31, 2015 and 2014 were $4.9 million and $4.0 million, respectively. Please explain why the inventory allowance charges do not agree.

11.   In response to comment 13 you set forth that you use forecasted cost of goods sold to estimate long-term inventory. Your response does not appear to fully address why this methodology is more appropriate than an analysis based on an item number level and preceding twelve months of sales, given your business model and your methodology for determining slow moving sales. To help us better understand your conclusion, please provide us the amount of long-term inventory for the periods presented based upon the alternative methodology. Please also explain to us any significant differences between the amounts.

Property and Equipment, page 51

12.   In response to comment 18 you state that you process damaged, lost and sold instruments on a FIFO basis and also use this methodology to determine the useful lives of your instruments. Please respond to the following:

- Explain to us the level in which you apply your methodology for determining useful lives (i.e., reporting segment, product group, product line, instrument set or individual instrument); and
- Explain to us why your FIFO basis methodology is an accurate methodology to determine the useful lives of these instruments that considers all relevant factors, including the effects of changes in purchasing patterns, obsolescence of the instrument or related product, technological advances, etc.

13.   In addition, for your surgical instruments that were purchased during the periods presented, please tell us the amount of instruments that were utilized in new sets versus instruments that were utilized as replacements in existing instrument sets. Please compare the latter to the amount you recorded as lost or damaged inventory for the respective periods.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Note 1. Basis of Presentation, page 6

14.   We note from your response to comment 27 that instruments at company-owned locations are not deemed to be placed in service. We note the re-classed amount is $14.4 million and from Exhibit A there might be more surgical instruments not deemed to be placed in service. Please tell us the total amount of surgical instruments that were not in use as of year-end and why you maintain such a large amount of instruments that are not placed in service. Please also explain to us whether you tested these assets for recoverability under ASC 360-10-35-17 and 35-21 and how you determined the lowest level of these assets under 35-23.

15.   In your response and in future filings, please describe the nature of your arrangements with customers for the loan of the surgical instruments, including which party has the risk of loss, the terms of the "loan," and the form and amount of any consideration you receive from the holder of these surgical instruments.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery